Filed Pursuant to Rule 424(b)(2)

File No. 333-159738

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Medium Term Notes, Series K, Notes Linked to the S&P 500® Index due March 7, 2017	$13,759,000	$1,597.42

(1)

The total filing fee of $1,597.42 is calculated in accordance with Rule 457(r) of the Securities Act of 1933 (the “Securities Act”) and will be paid by wire transfer within the time required by Rule 456(b) of the Securities Act.

PRICING SUPPLEMENT No. 67 dated February 28, 2011 (To Product Supplement No. 9 dated November 11, 2010, Prospectus Supplement dated April 23, 2010 and Prospectus dated June 4, 2009)

Wells Fargo & Company Medium-Term Notes, Series K Upside Participation Equity Linked Notes (Averaging)

Market Linked Notes Current Income Notes Linked to the S&P 500® Index due March 7, 2017

■  Linked to the S&P 500® Index

■   Semi-annual interest payments of 1.25% per annum

■   Additional equity linked payment at maturity if the average performance of the S&P 500 Index during the term of the notes multiplied by the original offering price is greater than the cumulative interest amount paid during the term of the notes

■   Performance of the S&P 500 Index observed semi-annually over the term of the notes

■  Protection against a decline in the S&P 500 Index

■  Term of approximately 6 years

Investing in the notes involves risks. See “Risk Factors” on page PRS-6.

The notes are unsecured obligations of Wells Fargo and all payments on the notes are subject to the credit risk of Wells Fargo. The notes are not deposits or other obligations of a depository institution and are not insured by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund or any other governmental agency of the United States or any other jurisdiction.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Original Offering Price	Agent Discount(1)	Proceeds to Wells Fargo
Per Note	100.00%	3.00%	97.00%
Total	$13,759,000	$412,770	$13,346,230

(1)

In addition to the agent discount, the original offering price specified above includes structuring and development costs. The agent discount and structuring and development costs total approximately $54.36 per $1,000 note. See “Plan of Distribution” in the accompanying prospectus supplement for further information including information regarding how we may hedge our obligations under the notes.

Wells Fargo Securities

Market Linked Notes Current Income Notes Linked to the S&P 500® Index due March 7, 2017

Investment Description

The Notes Linked to the S&P 500® Index due March 7, 2017 are senior unsecured debt securities of Wells Fargo & Company that provide (i) semi-annual interest payments at an interest rate of 1.25% per annum, (ii) the possibility of an additional equity linked payment at maturity if and to the extent the original offering price of the notes multiplied by 100% of the average appreciation of the S&P 500 Index (the “Index”) during the term of the notes, if any, is greater than the cumulative interest amount paid during the term of the notes and (iii) return of principal regardless of the performance of the Index, in each case subject to the credit risk of Wells Fargo.

The Index is an equity index that is intended to provide an indication of the pattern of movement in the large capitalization segment of the United States equity market.

You should read this pricing supplement together with the accompanying product supplement no. 9 dated November 11, 2010, prospectus supplement dated April 23, 2010 and prospectus dated June 4, 2009 for additional information about the notes. Information included in this pricing supplement supersedes information in the accompanying product supplement, prospectus supplement and prospectus to the extent it is different from that information. Certain defined terms used but not defined herein have the meanings set forth in the accompanying product supplement.

Investor Considerations

We have designed the notes for investors who:

¡	seek current income;

¡	seek an investment with an interest rate of 1.25% per annum;

¡	seek exposure to the average upside performance of the Index and desire to protect against a decline in the Index by:

☐

receiving a return equal to 100% of the average increase, if any, in the closing level of the Index, observed semi-annually over the term of the notes, minus the cumulative interest received during the term of the notes; and

☐	providing for the full return of the original offering price per note at maturity regardless of the performance of the Index; and

¡	are willing to hold the notes until maturity.

The notes are not designed for, and may not be a suitable investment for, investors who:

¡	seek a liquid investment or are unable or unwilling to hold the notes to maturity;

¡	expect the yield on comparable investments to be greater than the combination of the interest and the expected return on the Index provided by the notes;

¡	do not expect the percentage increase in the average closing level of the Index to be greater than the cumulative interest return;

¡	seek exposure to the upside performance of the Index as measured solely from the pricing date to the stated maturity date;

¡	are unwilling to accept the risk of exposure to the equity markets;

¡	are unwilling to accept the credit risk of Wells Fargo to obtain exposure to the Index generally, or to the exposure to the Index that the notes provide specifically; and

¡	prefer the lower risk of fixed income investments with comparable maturities issued by companies with comparable credit ratings.

“Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500®,” and “500®” are trademarks of Standard & Poor’s and have been licensed for use by us. The notes are not sponsored, endorsed, sold or promoted by Standard & Poor’s and Standard & Poor’s makes no representation regarding the advisability of investing in the notes.

PRS-2

Market Linked Notes Current Income Notes Linked to the S&P 500® Index due March 7, 2017

Terms of the Notes

Market Measure:	S&P 500 Index (the “Index”)

Pricing Date:	February 28, 2011

Issue Date:	March 7, 2011

Interest Payment Dates:	Semi-annually on March 7 and September 7 of each year, commencing September 7, 2011 and ending at maturity.

Interest Rate:	The interest rate that will apply during each interest period is 1.25% per annum. See “Description of Notes—Fixed Rate Notes” in the accompanying prospectus supplement for a discussion of the manner in which interest on the notes will be calculated, accrued and paid.

Cumulative Interest Amount:	The “cumulative interest amount” with respect to a note is equal to the aggregate amount of interest, stated in U.S. dollars, paid on such note, including interest paid on the stated maturity date which is also an interest payment date.

The “redemption amount” per note will equal: •If the average ending level is greater than the starting level: original offering price per note plus the greater of: (i) zero; and
Redemption Amount:	(ii)	original offering price per note	x	average ending level – starting level	x	participation rate	–	cumulative interest amount	; or
starting level
•If the average ending level is less than or equal to the starting level: the original offering price per note.

Stated Maturity Date:	March 7, 2017, subject to postponement if a market disruption event occurs or is continuing.

Starting Level:	1327.22, the closing level of the Index on the pricing date. The “closing level” of the Index on any trading day means the official closing level of the Index as reported by the index sponsor on such trading day.

Average Ending Level:	The “average ending level” will be arithmetic average of the closing levels of the Index on the calculation days.

Participation Rate:	The participation rate is 100%.

PRS-3

Market Linked Notes Current Income Notes Linked to the S&P 500® Index due March 7, 2017

Terms of the Notes (Continued)

Calculation Days:	Semi-annually, on the last trading day of each February and August, commencing August 2011 and ending February 2017. A calculation day is subject to postponement due to the occurrence of a market disruption event.

Calculation Agent:	Wells Fargo Securities, LLC

Tax Consequences:	We will treat the notes as debt instruments subject to the special rules governing contingent payment debt instruments for United States federal income tax purposes. We urge you to read the discussion on page PS-19 of the accompanying product supplement for a more detailed discussion of the rules governing contingent payment debt instruments, and we also urge you to discuss the tax consequences of your investment in the notes with your tax advisor. In addition to the adjustments to your adjusted tax basis in the notes and the adjusted issue price of the notes described in the accompanying product supplement, your adjusted tax basis in the notes and the adjusted issue price of the notes will be decreased by the amount of interest paid on the notes.

Comparable Yield and Projected Payment Schedule:	As of the date of this pricing supplement, we have determined that the comparable yield for the notes is equal to 2.55% per annum, compounded semi-annually, with a projected payment at maturity of $1,089.96 based on an investment of $1,000. Based on the comparable yield, if you are an initial holder that holds the notes until the stated maturity date and you pay your taxes on a calendar year basis, we have determined that you will generally be required to include the following amount of ordinary income for each $1,000 investment in the notes each year: $20.88 in 2011, $25.86 in 2012, $26.20 in 2013, $26.55 in 2014, $26.91 in 2015, $27.28 in 2016 and $5.03 in 2017. For years 2011 through 2016, the amount of taxable income you will be required to recognize will exceed the stated interest paid on your notes. In 2017, the amount of ordinary income that you will be required to pay taxes on from owning each $1,000 of notes may be greater or less than $5.03, depending upon the amount you receive upon the maturity of the notes. If the amount you receive on the stated maturity date is greater than $1,089.96 for each $1,000 investment in the notes, you will be required to increase the amount of ordinary income that you recognize in 2017 by an amount that is equal to such excess. Conversely, if the amount you receive on the stated maturity date is less than $1,089.96 for an investment of $1,000, you would decrease the amount of ordinary income that you recognize in 2017 by an amount equal to such difference. If the amount you receive on the stated maturity date is less than $1,084.93 for each $1,000 investment in the notes, you will recognize an ordinary loss in 2017. See “United States Federal Income Tax Considerations” on page PS-18 of the accompanying product supplement.
	Payment Date	Projected Payment
	September 7, 2011	$ 6.25
	March 7, 2012	$ 6.25
	September 7, 2012	$ 6.25
	March 7, 2013	$ 6.25
	September 7, 2013	$ 6.25
	March 7, 2014	$ 6.25
	September 7, 2014	$ 6.25
	March 7, 2015	$ 6.25
	September 7, 2015	$ 6.25
	March 7, 2016	$ 6.25
	September 7, 2016	$ 6.25
	March 7, 2017	$1,089.96

PRS-4

Market Linked Notes Current Income Notes Linked to the S&P 500® Index due March 7, 2017

Terms of the Notes (Continued)

Agent:	Wells Fargo Securities, LLC. The agent may resell the notes to other securities dealers at the original offering price of the notes less a concession not in excess of 3.00% of the original offering price of the notes. Such securities dealers may include Wells Fargo Advisors, LLC, one of our affiliates.

Denominations:	$1,000 and any integral multiple of $1,000

CUSIP:	94986RCW9

PRS-5

Market Linked Notes Current Income Notes Linked to the S&P 500® Index due March 7, 2017

Risk Factors

Your investment in the notes involves risks. The risks set forth below are discussed more fully in the accompanying product supplement.

•	Your Yield May Be Lower Than The Yield On Other Debt Securities Of Comparable Maturity.

•	The Notes Are Subject To The Credit Risk Of Wells Fargo.

•

The Inclusion Of The Agent Discount Or Commission And Structuring And Development Costs In The Original Offering Price Of The Notes And Certain Hedging Costs Are Likely To Adversely Affect The Price At Which You Can Sell Your Notes.

•	The Value Of The Notes Prior To Stated Maturity Will Be Affected By Numerous Factors, Some Of Which Are Related In Complex Ways.

•

The Average Ending Level Will Be Based On An Average Of Closing Levels Of The Market Measure On Calculation Days Occurring At Specified Intervals Over The Term Of The Notes And Therefore May Be Less Than The Closing Level Of The Market Measure At Stated Maturity.

•	We Do Not Expect A Trading Market For The Notes To Develop.

•	Your Return On The Notes Could Be Less Than If You Owned Securities Included In A Market Measure.

•	Historical Values Of A Market Measure Should Not Be Taken As An Indication Of The Future Performance Of Such Market Measure During The Term Of The Notes.

•	Changes That Affect A Market Measure May Affect The Value Of The Notes And The Amount You Will Receive At Stated Maturity.

•	We Cannot Control Actions By Any Of The Unaffiliated Companies Whose Securities Are Included In A Market Measure.

•	We And Our Affiliates Have No Affiliation With Any Index Sponsor And Are Not Responsible For Its Public Disclosure Of Information.

•	The Calculation Agent Can Postpone The Stated Maturity Date If A Market Disruption Event Occurs.

•	Research Reports And Other Transactions May Create Conflicts Of Interest Between You And Us.

•	Potential Conflicts Of Interest Could Arise.

•	Trading And Other Transactions By Us Or Our Affiliates Could Affect The Level Of A Market Measure, Prices Of Securities Included In A Market Measure Or The Value Of The Notes.

PRS-6

Market Linked Notes Current Income Notes Linked to the S&P 500® Index due March 7, 2017

Determining Payment at Stated Maturity

On the stated maturity date, you will receive a final interest payment as provided herein and a cash payment per $1,000 note (the redemption amount) calculated as follows:

References in this pricing supplement to a “$1,000 note” are to a note with an original offering price of $1,000.

PRS-7

Market Linked Notes Current Income Notes Linked to the S&P 500® Index due March 7, 2017

Hypothetical Payments at Stated Maturity

Set forth below are four examples of payment at stated maturity calculations (rounded to two decimal places), reflecting the cumulative interest amount of $75.00, based on the interest rate of 1.25% per annum, and assuming hypothetical average ending levels as indicated in the examples. In order to more clearly present the hypothetical movements of the Index, the graphs accompanying the hypothetical calculations use different scales for the closing level on the vertical axes.

Example 1. The closing level of the Index increases during the initial term of the notes and then decreases back towards the starting level by stated maturity and the redemption amount is greater than the original offering price:

Starting level: 1327.22

Hypothetical average ending level: 1995.25

The hypothetical average ending level is greater than the starting level, and the redemption amount would equal $1,428.33 ($1,000 plus $428.33) because the upside performance of the Index minus the cumulative interest amount, as calculated below, is greater than zero:

$1,000	x	1995.25 – 1327.22	x 100%	– $75.00 = $428.33
1327.22

In addition to receiving interest on the interest payment dates (including the last interest payment on the stated maturity date), on the stated maturity date you would receive $1,428.33 per $1,000 note.

PRS-8

Market Linked Notes Current Income Notes Linked to the S&P 500® Index due March 7, 2017

Hypothetical Payments at Stated Maturity (Continued)

Example 2. The closing level of the Index decreases during the initial term of the notes and then increases above the starting level before stated maturity and the redemption amount is equal to original offering price:

Starting level: 1327.22

Hypothetical average ending level: 1397.66

The hypothetical average ending level is greater than the starting level, but the redemption amount would equal $1,000 ($1,000 plus zero) because the upside performance of the Index minus the cumulative interest amount, as calculated below is less than zero:

$1,000	x	1397.66 – 1327.22	x 100%	– $75.00 = -$21.93
1327.22

In addition to receiving interest on the interest payment dates (including the last interest payment on the stated maturity date), on the stated maturity date you would receive $1,000 per $1,000 note.

PRS-9

Market Linked Notes Current Income Notes Linked to the S&P 500® Index due March 7, 2017

Hypothetical Payments at Stated Maturity (Continued)

Example 3. The closing level of the Index decreases during the initial term of the notes and then increases above the starting level before stated maturity and the redemption amount is equal to the original offering price:

Starting level: 1327.22

Hypothetical average ending level: 1238.74

Since the hypothetical average ending level is less than the starting level, the redemption amount would equal the original offering price. In addition to receiving interest on the interest payment dates (including the last interest payment date on the stated maturity date), on the stated maturity date you would receive $1,000 per $1,000 note.

PRS-10

Market Linked Notes Current Income Notes Linked to the S&P 500® Index due March 7, 2017

Hypothetical Payments at Stated Maturity (Continued)

Example 4. The closing level of the Index steadily decreases from the starting level until stated maturity and the redemption amount is equal to the original offering price:

Starting level: 1327.22

Hypothetical average ending level: 1013.30

Since the hypothetical average ending level is less than the starting level, the redemption amount would equal the original offering price. In addition to receiving interest on the interest payment dates (including the last interest payment date on the stated maturity date), on the stated maturity date you would receive $1,000 per $1,000 note.

To the extent that the average ending level differs from the levels assumed above, the results indicated above would be different.

PRS-11

Market Linked Notes Current Income Notes Linked to the S&P 500® Index due March 7, 2017

Hypothetical Returns

The following table illustrates, for the cumulative interest amount of $75.00, based on the interest rate of 1.25% per annum, and a range of hypothetical average ending levels of the Index:

•	the hypothetical percentage change from the starting level to the hypothetical average ending level;

•	the hypothetical redemption amount payable at stated maturity per $1,000 note;

•	the hypothetical total pre-tax rate of return; and

•	the hypothetical pre-tax annualized rate of return.

Hypothetical average ending level	Hypothetical percentage change from the starting level to the hypothetical average ending level	Hypothetical redemption amount payable at stated maturity per $1,000 note	Cumulative interest amount	Hypothetical pre-tax total rate of return	Hypothetical pre-tax annualized rate of return(1)
2123.55	60.00%	$1,525.00	$75.00	60.00%	8.40%
1990.83	50.00%	$1,425.00	$75.00	50.00%	7.24%
1858.11	40.00%	$1,325.00	$75.00	40.00%	5.99%
1725.39	30.00%	$1,225.00	$75.00	30.00%	4.66%
1592.66	20.00%	$1,125.00	$75.00	20.00%	3.22%
1459.94	10.00%	$1,025.00	$75.00	10.00%	1.66%
1426.76	7.50%	$1,000.00	$75.00	7.50%	1.25%
1327.22(2)	0.00%	$1,000.00	$75.00	7.50%	1.25%
1194.50	-10.00%	$1,000.00	$75.00	7.50%	1.25%
1061.78	-20.00%	$1,000.00	$75.00	7.50%	1.25%
929.05	-30.00%	$1,000.00	$75.00	7.50%	1.25%
796.33	-40.00%	$1,000.00	$75.00	7.50%	1.25%
663.61	-50.00%	$1,000.00	$75.00	7.50%	1.25%
530.89	-60.00%	$1,000.00	$75.00	7.50%	1.25%

(1)	The annualized rates of return are calculated on a semi-annual bond equivalent basis.
(2)	The starting level.

The above figures are for purposes of illustration only. The actual amount you receive at stated maturity and the resulting pre-tax rates of return will depend on the actual average ending level.

PRS-12

Market Linked Notes Current Income Notes Linked to the S&P 500® Index due March 7, 2017

The S&P 500 Index

The Index is an equity index that is intended to provide an indication of the pattern of movement in the large capitalization segment of the United States equity market. See “The S&P 500 Index” in Annex A to the accompanying product supplement for information about the S&P 500 Index. Wells Fargo & Company is one of the companies currently included in the S&P 500 Index.

We obtained the closing levels listed below from Bloomberg Financial Markets (“Bloomberg”). You can obtain the level of the S&P 500 Index at any time from Bloomberg under the symbol “SPX” or from the Standard & Poor’s website at www.standardandpoors.com. We make no representation or the warranty as to the accuracy or completeness of the information obtained from these sources. No information contained on the Standard & Poor’s website is incorporated by reference into this pricing supplement.

The following graph sets forth daily closing levels of the S&P 500 Index for each month in the period from January 1, 2000 to February 28, 2011. The closing level on February 28, 2011 was 1327.22.

PRS-13

Market Linked Notes Current Income Notes Linked to the S&P 500® Index due March 7, 2017

The S&P 500 Index (Continued)

The following table sets forth the high and low closing levels, as well as end-of-period closing levels, of the S&P 500 Index for each quarter in the period from January 1, 2000 through December 31, 2010 and for the period from January 1, 2011 to February 28, 2011.

	High	Low	Period-End
2000
First Quarter	1527.46	1333.36	1498.58
Second Quarter	1516.35	1356.56	1454.60
Third Quarter	1520.77	1419.89	1436.51
Fourth Quarter	1436.28	1264.74	1320.28
2001
First Quarter	1373.73	1117.58	1160.33
Second Quarter	1312.83	1103.25	1224.42
Third Quarter	1236.72	965.80	1040.94
Fourth Quarter	1170.35	1038.55	1148.08
2002
First Quarter	1172.51	1080.17	1147.39
Second Quarter	1146.54	973.53	989.82
Third Quarter	989.03	797.70	815.28
Fourth Quarter	938.87	776.76	879.82
2003
First Quarter	931.66	800.73	848.18
Second Quarter	1011.66	858.48	974.50
Third Quarter	1039.58	965.46	995.97
Fourth Quarter	1111.92	1018.22	1111.92
2004
First Quarter	1157.76	1091.33	1126.21
Second Quarter	1150.57	1084.10	1140.84
Third Quarter	1129.30	1063.23	1114.58
Fourth Quarter	1213.55	1094.81	1211.92
2005
First Quarter	1225.31	1163.75	1180.59
Second Quarter	1216.96	1137.50	1191.33
Third Quarter	1245.04	1194.44	1228.81
Fourth Quarter	1272.74	1176.84	1248.29
2006
First Quarter	1307.25	1254.78	1294.83
Second Quarter	1325.76	1223.69	1270.20
Third Quarter	1339.15	1234.49	1335.85
Fourth Quarter	1427.09	1331.32	1418.30
2007
First Quarter	1459.68	1374.12	1420.86
Second Quarter	1539.18	1424.55	1503.35
Third Quarter	1553.08	1406.70	1526.75
Fourth Quarter	1565.15	1407.22	1468.36
2008
First Quarter	1447.16	1273.37	1322.70
Second Quarter	1426.63	1278.38	1280.00
Third Quarter	1305.32	1106.39	1166.36
Fourth Quarter	1161.06	752.44	903.25
2009
First Quarter	934.70	676.53	797.87
Second Quarter	946.21	811.08	919.32
Third Quarter	1071.66	879.13	1057.08
Fourth Quarter	1127.78	1025.21	1115.10
2010
First Quarter	1174.17	1056.74	1169.43
Second Quarter	1217.28	1030.71	1030.71
Third Quarter	1148.67	1022.58	1141.20
Fourth Quarter	1259.78	1137.03	1257.64
2011
January 1, 2011 to February 28, 2011	1343.01	1269.75	1327.22

PRS-14